Media Release 17 May 2022

Exhibit 99.3

James Hardie Industries Announces Fourth Quarter
And Fiscal Year 2022 Results

Global Net Sales +20% to US$968.2 Million for the Fourth Quarter

Adjusted Net Income +42% to US$177.5 Million for the Fourth Quarter

Global Net Sales +24% to US$3.6 Billion for the Fiscal Year

Adjusted Net Income +36% to US$620.7 Million for the Fiscal Year

Reaffirms Fiscal Year 2023 Adjusted Net Income Guidance Range
of US$740 Million and US$820 Million

James Hardie Industries plc (ASX: JHX; NYSE: JHX), the world’s #1 producer and marketer of high-performance fiber cement and fiber gypsum building solutions, today announced results for its fourth quarter and full year ending 31 March 2022.

Fourth Quarter Fiscal Year 2022 Highlights, Compared to Fourth Quarter Fiscal Year 2021, as Applicable:

•North America Fiber Cement Segment Net Sales increased +25% to US$694.0 million and EBIT increased +35% to US$206.1 million, with an EBIT margin of 29.7%
•Asia Pacific Fiber Cement Segment Net Sales increased +23% to A$200.5 million and EBIT increased +21% to A$52.8 million, with an EBIT margin of 26.3%
•Europe Building Products Segment Net Sales increased +10% to €115.0 million and EBIT increased 3% to €16.1 million, with an EBIT margin of 14.0%
•Global Adjusted EBIT increased +30% to US$225.3 million, with an Adjusted EBIT margin of 23.3%
•Global Net Sales increased +20% on Global Volume growth of +9%, as all three regions continue to deliver on the global strategy of driving high value product mix penetration

In the fourth quarter, we continued to deliver growth above market and strong returns. As outlined during our investor day in May 2021, we described our three critical strategic initiatives for fiscal year 2022 through fiscal year 2024: (1) market directly to homeowners to accelerate demand creation, (2) penetrate and drive profitable growth in existing and new segments, especially in Repair & Remodel, and (3) commercialize global innovations by expanding into new categories. Further, we discussed our focus on driving a high value product mix in all three regions.

Media Release: James Hardie - Fourth Quarter and Year Ended 31 March 2022	1

Media Release 17 May 2022

Speaking to the fourth quarter result, James Hardie Interim CEO Harold Wiens said, “I am delighted to report that the James Hardie team has continued to deliver strong execution of our global strategy. This is reflected in strong Price/Mix growth in all three regions, including North America Price/Mix growth of +12%, Asia Pacific Price/Mix growth of +11% and Europe Price/Mix growth of +14%. The global team’s success in delivering high value products, is the result of (1) enabling our customers to make more money by selling more James Hardie products and, (2) marketing directly to the homeowners to create demand of our high value products through our customers.”

Mr. Wiens continued, “The team’s execution on delivering our high value product mix strategy resulted in fourth quarter Global Net Sales increasing +20% to US$968.2 million with Global volume growth of +9%. Global Adjusted EBIT increased +30% to US$225.3 million. The focus on a high value product mix combined with the execution of LEAN, has enabled us to absorb high input cost pressures and invest significantly in marketing, innovation and talent.”

Mr. Wiens concluded, “I believe our strategy, along with the depth in our world class leadership team and 5,000 committed and hard-working employees, will drive James Hardie to meet our mission of being a high-performance global company that delivers organic growth above market with strong returns.”

Fourth Quarter Fiscal Year 2022 Results Compared to Fourth Quarter Fiscal Year 2021 Results

Global: Global Net Sales increased +20% to US$968.2 million, while Global Adjusted EBIT increased +30% to US$225.3 million. Global Adjusted Net Income increased +42% to US$177.5 million, compared to US$124.9 million in the prior period. Global Adjusted EBIT margin of 23.3% was achieved through continued operational improvements and the delivery of a high value product mix, partially offset by high inflation and our ongoing reinvestment in growth initiatives.

North America Fiber Cement Segment: Net Sales increased +25% to US$694.0 million, driven by ongoing execution of our high value product mix strategy that delivered Price/Mix growth of +12%, with strong volume growth of +13% in the quarter. In addition to high value product mix, LEAN manufacturing initiatives continued to generate improved performance across the Company’s North American manufacturing network, helping to deliver +35% EBIT growth to US$206.1 million. Our EBIT margin expanded 220 basis points to 29.7%, an exceptional result underpinned by delivery of a high value product mix that helped to offset high inflation and ongoing reinvestment in growth initiatives.

North America President, Sean Gadd remarked, “Our North America business delivered another outstanding quarter of Net Sales and EBIT growth, led by the team’s execution of the high value product mix strategy. By partnering with customers to drive shared growth goals, focusing on creating demand by marketing directly to the homeowner, and the additional capacity provided by our on-time ramp up of the Prattville facility, we are well positioned to sustain growth above market and deliver strong returns. I am particularly pleased with the 10% Price/Mix growth achieved in Fiscal Year 2022. I believe our North America business remains well positioned to deliver strong Net Sales and EBIT growth in Fiscal Year 2023.”

Asia Pacific Fiber Cement Segment: Net sales increased +23% to A$200.5 million. EBIT increased +21% to A$52.8 million, at an EBIT margin of 26.3%. The strong EBIT margin of 26.3% was achieved through the delivery of high value product mix offset by the impact of high inflation and our ongoing reinvestment in growth initiatives.

Media Release: James Hardie - Fourth Quarter and Year Ended 31 March 2022	2

Media Release 17 May 2022

Mr. Wiens remarked, “The APAC team has delivered another strong set of results. The team’s focus on the high value product mix strategy and partnering closely with our customers allowed the business to deliver 11% Price/Mix growth.” During the quarter, the team successfully acquired land in Victoria. The greenfield site in Melbourne is part of the group’s global strategic capacity expansion program and will be the fourth manufacturing site within James Hardie’s Asia Pacific manufacturing network. Mr. Wiens continued, “Adding a manufacturing site in the State of Victoria enables James Hardie to continue to meet the strong demand for our high value products in the Asia Pacific region. As we continue our strategic focus on marketing directly to the homeowner and commercializing market-led innovations, this site will help us not only meet this demand but enable the manufacturing of new innovations and existing high value products.”

Europe Building Products Segment: Net sales increased +10% to €115.0 million, as we partnered with our customers to drive a high value product mix, which resulted in Price/Mix growth of +14%. Fiber cement Net Sales grew +18% and Fiber Gypsum Net Sales grew +9%. EBIT increased 3% to €16.1 million, with an EBIT margin of 14.0%. The EBIT margin was reduced by 100 basis points, due to the impact of inflation on key energy prices.

Chief Financial Officer, Jason Miele remarked, “The European team’s execution on our high value product mix strategy is resulting in strong Price/Mix growth that is transforming the business. Momentum in EBIT margin expansion has returned in the fourth quarter as EBIT margin returned to 14.0%, as guided to in the third quarter results call, as the team’s mitigation efforts have offset inflationary pressures. The European business is well positioned for continued Net Sales and EBIT growth in fiscal year 2023.”

Capital Resources

Fiscal Year 2022 represented the second straight year of delivering excellent Operating Cash Flow at a step-changed level. Strong operating cash flow generation of US$757.2 million in fiscal year 2022 was driven by continuous improvement in our LEAN manufacturing performance, strong profitable organic sales growth and the integration of our supply chain with our customers.

James Hardie CFO, Jason Miele, stated, “Our strong cash flow generation the past two fiscal years, totaling over US$1.5 billion, has enabled us to redeem senior unsecured notes, declare dividends totaling US$623 million, including a second half dividend of US$0.30 cents per share announced today, and contribute over US$400 million to the AICF during this two year period, while also announcing a significant global capacity expansion plan.”

Media Release: James Hardie - Fourth Quarter and Year Ended 31 March 2022	3

Media Release 17 May 2022

Sustainability

At James Hardie, we are all committed to Building Sustainable Communities. This commitment is to 1) the smallest of communities - the individual household, 2) the James Hardie community, 3) the local communities in which we live and operate and 4) the largest of all communities, the global ecosystem. To build sustainable communities, we aim to transform the way the world builds with products that are, safer, higher performing, more beautiful and more sustainable. Commenting on sustainability, Mr. Wiens stated “Sustainability and ESG are a part of our strategy, it is not a separate and distinct initiative, but rather it is woven into how we operate and core to our strategy.”

For more on our commitment to Sustainability including our goals, see our FY21 Sustainability Report at https://ir.jameshardie.com.au/esg/sustainability

Our FY22 Sustainability Report will be published and available in July 2022.

Outlook and Earnings Guidance
Based on the continued, strong execution of the global strategy across all three regions management reaffirms fiscal year 2023 Adjusted Net Income guidance range of US$740 million and US$820 million. The comparable prior year Adjusted Net Income for fiscal year 2022 was US$620.7 million.

James Hardie’s guidance is based on current estimates and assumptions and is subject to several known and unknown uncertainties and risks, including those related to the COVID-19 pandemic.

Media Release: James Hardie - Fourth Quarter and Year Ended 31 March 2022	4

Media Release 17 May 2022

Key Financial Information

	Q4 FY22	Q4 FY21	Change	FY22	FY21	Change

Group (US$ millions)
Net Sales	968.2	807.0	20%	3,614.7	2,908.7	24%
Adjusted EBIT	225.3	173.1	30%	815.6	629.0	30%
Adjusted EBIT Margin	23.3%	21.4%	1.9 pts	22.6%	21.6%	1.0 pts
Adjusted Net Income	177.5	124.9	42%	620.7	458.0	36%
Operating Cash Flow				757.2	786.9	-4%

North America Fiber Cement (US$ millions)
Net Sales	694.0	555.3	25%	2,551.3	2,040.2	25%
Adjusted EBIT	206.1	152.9	35%	741.2	588.0	26%
Adjusted EBIT Margin	29.7%	27.5%	2.2 pts	29.1%	28.8%	0.3 pts

Asia Pacific Fiber Cement (A$ millions)
Net Sales	200.5	162.6	23%	777.7	635.2	22%
Adjusted EBIT	52.8	43.7	21%	217.4	177.3	23%
Adjusted EBIT Margin	26.3%	26.9%	-0.6 pts	28.0%	28.0%	Flat

Europe Building Products (€ millions)
Net Sales	115.0	104.6	10%	420.5	350.6	20%
Adjusted EBIT	16.1	15.7	3%	54.2	35.9	51%
Adjusted EBIT Margin	14.0%	15.0%	-1.0 pts	12.9%	10.4%	2.5 pts

Further Information

Readers are referred to the Company’s Consolidated Financial Statements and Management’s Analysis of Results for the full year ended 31 March 2022 for additional information regarding the Company’s results, including information regarding income taxes, the asbestos liability and contingent liabilities.

Media Release: James Hardie - Fourth Quarter and Year Ended 31 March 2022	5

Media Release 17 May 2022

Management Briefing for Analysts, Investors and Media

James Hardie will conduct a teleconference and audio webcast for analysts, investors, and media on Tuesday 17 May 2022, 8:30am Sydney, Australia time (Monday 16 May 2022, 6:30pm New York City, USA time). Analysts, investors, and media can access the management briefing via the following:

.	All participants wishing to join the teleconference will need to pre-register by navigating to: https://s1.c-conf.com/diamondpass/10021188-ayw3r7.html

Once registered, you will receive a calendar invite with dial-in numbers and a unique PIN which will be required to join the call.

Webcast Replay: Will be available two hours after the Live Webcast concludes at https://ir.jameshardie.com.au

Use of Non-GAAP Financial Information; Australian Equivalent Terminology

This Media Release includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (GAAP), such as Adjusted net income and Adjusted EBIT. These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. The Company is unable to forecast the comparable US GAAP financial measure for future periods due to, amongst other factors, uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods. For additional information regarding the non-GAAP financial measures presented in this Media Release, including a reconciliation of each non-GAAP financial measure to the equivalent GAAP measure, see the section titled “Non-GAAP Financial Measures” included in the Company’s Management’s Analysis of Results for the full year ended 31 March 2022.

In addition, this Media Release includes financial measures and descriptions that are considered to not be in accordance with GAAP, but which are consistent with financial measures reported by Australian companies, such as EBIT and EBIT margin. Since the Company prepares its Consolidated Financial Statements in accordance with GAAP, the Company provides investors with definitions and a cross-reference from the non-GAAP financial measure used in this Media Release to the equivalent GAAP financial measure used in the Company's Consolidated Financial Statements. See the section titled “Non-GAAP Financial Measures” included in the Company’s Management’s Analysis of Results for the full year ended 31 March 2022.

Media Release: James Hardie - Fourth Quarter and Year Ended 31 March 2022	6

Media Release 17 May 2022

Forward-Looking Statements

This Media Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the year ended 31 March 2022; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release except as required by law.

This media release has been authorized by the James Hardie Board of Directors.

END
Investor/Media/Analyst Enquiries:
James Brennan-Chong
Director of Investor Relations and Market Intelligence

Telephone:	+61 2 9638 9205
Email:	media@jameshardie.com.au

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland

Media Release: James Hardie - Fourth Quarter and Year Ended 31 March 2022	7